  Exhibit 99.1

High Tide to Enter German Medical Cannabis Market Through Acquisition of Purecan GmbH

Acquisition Will Give High Tide Majority Stake in Purecan's Profitable Operations, German Import License, Warehousing and Logistics Infrastructure, and In-Development Telemedicine Portal

The Company Intends to Leverage its Procurement Expertise and Licensed Producer Relationships Associated with its over $1.5 Billion Cumulative Canadian Brick & Mortar Cannabis Sales to Supply the German Medical Cannabis Market

  Purecan has a strong financial profile showcasing a December revenue run rate of approximately €15 million, with approximately 40% gross margins and 29% EBITDA margins.
  High Tide intends to leverage its Canadian Licensed cannabis procurement expertise, built on over $1.5 billion of the Company's cumulative cannabis sales since Canadian cannabis legalization, to build a significant, market-leading German medical cannabis business unit.
  High Tide continues to diversify into high margin revenue streams within its ecosystem to further strengthen the Company's innovative Canadian brick-and-mortar retail model, including through this highly accretive acquisition.
  With German medical cannabis sales increasing rapidly after the adoption of the Consumer Cannabis Act this past April, this acquisition provides a base for the Company to expand into other European medical cannabis markets in due course1.

CALGARY, AB, Jan. 13, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it is entering the fast growing German medical cannabis market by signing a definitive agreement (the "Acquisition Agreement") pursuant to which the Company will acquire 51% of Purecan GmbH ("Purecan"), for approximately €4.8 Million (the "Transaction"), and will have a future option to acquire the remaining interest in Purecan.

Purecan is a profitable, import-oriented pharmaceutical wholesaler based in Germany, that holds a license to import medical cannabis into Germany and is preparing to launch a telemedicine portal for medical cannabis patients in Germany, along with complete warehousing and logistics infrastructure.

Germany is one of the world's largest importers of medical cannabis, with almost half of all imports coming from Canada2. According to "The German Cannabis Report" released this past October by Prohibition Partners, a London-based data and market intelligence company, medical cannabis sales in Germany were expected to exceed €420 million this year and are on pace to reach €1 billion by 20283. The same report found that sales of medical cannabis in Germany had increased by 30 percent in the third quarter of 2023 and accelerated even further after the passage of Germany's Consumer Cannabis Act in April, 20244.

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[1] Source: https://prohibitionpartners.com/reports/the-german-cannabis-report/
[2] Source: https://mjbizdaily.com/german-cannabis-imports-rise-to-34-tons/
[3] Source: https://prohibitionpartners.com/reports/the-german-cannabis-report/
[4] Source: https://prohibitionpartners.com/reports/the-germany-cannabis-report/

QUOTES

"I am thrilled to announce that High Tide is taking a significant step towards becoming a truly global cannabis company. By acquiring a 51% stake in Purecan, including its European wholesale and import license, its fully built warehousing and logistics infrastructure, and in-development telemedicine platform, we are strategically positioned to leverage our robust networks and relationships with Canadian licensed producers. With almost half of all German medical cannabis imports coming from Canada, this acquisition paves the way for us to emerge as a leading supplier of medical cannabis from Canada into Germany, potentially replicating our market share success in Canada.

"As I've said before, our German strategy is multipronged. This highly accretive acquisition provides immediate market entry into Germany while we explore opportunities for consumer research in collaboration with the Food and Drug Agency, aligning with the ordinance recently signed by Germany's Agriculture Minister," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"In addition to capitalizing on Germany's rapidly expanding medical cannabis market, the Purecan acquisition brings a company with strong cultural and operational alignment into the High Tide family. This alignment has been reinforced through months of in-depth collaboration and is reflected in Purecan's impressive financials, high margins, and lean operations. We anticipate this business unit will deliver a healthy margin profile, further strengthening our existing Canadian and international business lines," added Mr. Grover.

"Since our very first meeting with Raj and the High Tide team a few months ago, it became apparent to us that there were significant cultural and operational alignments between our companies. Given that demand for medical cannabis in Germany is currently outpacing supply, this merger provides Purecan with a unique opportunity to tap into High Tide's unmatched procurement expertise and relationships with Canadian licensed producers who currently provide half of all medical cannabis imports into Germany. We look forward to a fruitful partnership between our two teams to create long-term value for all stakeholders involved," said Dr. Ehsan Omari, Chief Medical Officer, Purecan GmbH.

TRANSACTION DETAILS

The Transaction, which is an arm's length transaction, is subject to, among other things, receipt of required TSX Venture Exchange ("TSXV") approval, and other customary conditions of closing and is expected to close in the coming weeks. It implies an enterprise valuation of €9.5 Million, representing 3.0 times Annualized Adjusted EBITDA generated during the six months ended December 31, 2024. The purchase price for the 51% acquired will be €4.8 Million broken out as follows:

  €2.4 Million in common shares of High Tide ("High Tide Shares") priced at the volume weighted average price per High Tide Share on TSXV for 10 trading days ending January 7, 2025 of C$4.53 multiplied by the Bank of Canada's CAD to EUR rate as at January 7, 2025, of  1.4871, for a total of 792,126 shares.
  €1.2 Million in cash
  €1.2 Million in a promissory note (the "Note"). The Note will mature two years after the Closing date, bear 7% annual interest (paid quarterly), and be prepayable at any time by the Company with no penalty.

In addition to the foregoing, Purecan's owners have agreed to grant High Tide an option to acquire the remaining interests in Purecan not held by High Tide, (the "Call Option"), at an enterprise value equal to the trailing twelve months of Adjusted EBITDA multiplied by 3.0. The Call Option will be exercisable at any time for a period of five (5) years, following the eighteen (18) month anniversary of the Closing. In addition, High Tide has agreed to grant Purecan's owners an option to put to High Tide the remaining interests in Purecan not held by High Tide (the "Put Option"), at the same enterprise value as the Call Option during the same time period. The consideration under the Call Option or the Put Option, if exercised, will be satisfied in a combination of cash and High Tide shares, at High Tide's discretion.

Any High Tide Shares issued in connection with the Transaction are subject to a statutory hold period of four months and one day.

ABOUT PURECAN

Purecan is an import-oriented, pharmaceutical wholesaler that focuses on emerging cannabis markets. Based in Frankfurt, Germany, Purecan has developed specialized cannabis procurement expertise since 2018. Purecan holds a license to import medical cannabis into Germany and is preparing to launch a telemedicine portal for medical cannabis patients in Germany, along with complete warehousing and logistics infrastructure.

Purecan's mission is to protect and improve human health by becoming an industry leader by providing safe, reliable and continuous access to the highest quality medicine, at competitive prices while adhering to the highest regulatory standards.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count2. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 191 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the ability for the Company to expand into other European medical cannabis markets in due course, the ability for the telemedicine portal to launch, whether all conditions will be met, including TSXV approval, and that the transaction will successfully close, whether the company will exercise its option to acquire the remaining interest in Purecan, the company's ability to leverage its existing cannabis procurement expertise and to become a leading supplier of medical cannabis in Germany and replicate our market share success in Canada, and the ability for this business unit to deliver a healthy margin profile. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information,estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 13-JAN-25